

November 21, 2014

Via E-mail
Mr. Patricio G. Contesse
Chief Executive Officer
Chemical and Mining Company of Chile Inc.
El Trovador 4285
6th Floor
Santiago, Chile

> **Re: Chemical and Mining Company of Chile Inc.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 28, 2014**
> **File No. 033-65728**

Dear Mr. Contesse:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Reserves page 56

1. We note your disclosure on page 56 of Note (2) and Note (7) in regards to your reserve table footnotes. Please help us understand these two statements by telling us if this is duplicative disclosure or, if not, explaining the difference in these two notes.

2. Additionally, tell us the circumstances in which your probable reserves are converted to proven reserves using the conversion factor of 60%. For example, explain to us when this conversion is used and tell us if the proven reserves reported as of December 31, 2013 are determined with this conversion factor.

3.   We note your disclosure regarding your dilution factors on page 57 of your filing. Additionally we note your statement that probable reserves are comprised of inferred resources. Please help us understand this statement by clarifying the circumstances under which inferred resources may qualify geologically as a probable reserve. In your response, if necessary, quantify the percentage of inferred resources in your probable reserve.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 if you have questions regarding engineering comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director